ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended March 31, 2014 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792	$617
Restricted deposits	20	35
Other receivables and prepaid expenses	378	2,513

Total current assets	1,190	3,165

NON-CURRENT ASSETS:
Property and equipment, net	42	61

Total non-current assets	42	61

Total assets	$1,232	$3,226

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$667	$2,817
Other accounts payable and accrued liabilities	805	986

Total current liabilities	1,472	3,803

DEFICIT:
Share capital	-	-
Additional paid-in capital	33,954	34,023
Accumulated deficit	(34,194)	(34,600)

Total defecit	(240)	(577)

Total liabilities and deficit	$1,232	$3,226

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	Three month ended		Year ended
	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited

Revenues and other income	$-	$13	$17

Expenses:
Exploration expenses	-	1,893	677
General and administrative expenses	15	1,472	2,813
Impairment charge (reversal)	(431)	2,243	5,168

Total expenses	(446)	5,608	8,658

Operating profit (loss)	446	(5,595)	(8,641)

Financing income	-	2,480	3,027
Financing expense	(40)	(13)	(30)

Profit (loss) before income taxes	406	(3,128)	(5,644)
Income taxes	-	-	-

Net profit (loss) and comprehensive profit (loss)	$406	$(3,128)	$(5,644)

Net profit (loss) and comprehensive profit (loss) attributed to:
Equity holders of the parent	$406	$(3,128)	$(5,644)
Non-controlling interests	-	-	-

	$406	$(3,128)	$(5,644)

Basic and diluted net profit (loss) per share attributable to equity holders of the parent	$0.01	$(0.05)	$(0.09)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	60,260,363	60,260,363	60,260,363

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
		capital					Equity
	shares		capital	deficit	Total	interests	(deficit)

Balance as of January 1, 2013	60,260,363	-	33,966	(28,956)	5,010	-	5,010

Share-based compensation	-	-	57	-	57	-	57
Net loss and comprehensive loss	-	-	-	(5,644)	(5,644)	-	(5,644)

Balance as of December 31, 2013	60,260,363	$-	$34,023	$(34,600)	$(577)	$-	$(577)

Share-based compensation	-	-	(69)	-	(69)	-	(69)
Net loss and comprehensive loss	-	-	-	406	406	-	406

Balance as of March 31, 2014 (unaudited)	60,260,363	$-	$33,954	$(34,194)	$(240)	$-	$(240)

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2013	60,260,363	-	33,966	(28,956)	5,010		5,010
Share-based compensation	-	-	75	-	75	-	75
Net loss and comprehensive loss	-	-	-	(3,128)	(3,128)	-	(3,128)

Balance as of March 31, 2013 (unaudited)	60,260,363	$-	$34,041	$(32,084)	$1,957	$-	$1,957

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited

Cash flows from operating activities:
Net proft (loss)	$406	$(3,128)	$(5,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	4	5	18
Depreciation	19	26	88
Impairment charge (reversal) from exploration and evaluation assets	(431)	2,243	5,168
Reevaluation of warrants	-	(2,470)	(3,013)
Share-based compensation	(69)	75	57

	(481)	(121)	2,318

Changes in operating asset and liability items:
Decrease in accounts receivable, other receivables and prepaid expenses	2,135	3,015	4,847
Increase (decrease) in trade payables	(1,284)	670	(3,024)
Decrease in long term receivables	-	640	-
Increase (decrease) in other accounts payable and accrued liabilities	(616)	163	(490)

	235	4,488	1,333

Net cash generated (used) in operating activities	164	1,239	(1,993)

Cash flows from investing activities:
Expenditures on exploration and evaluation assets	-	(2,516)	(2,636)
Proceeds from sale of exploration and evaluation assets		-	1,823
Decrease in restricted cash	15	15	1,047

Net cash generated (used) in investing activities	15	(2,501)	234

Exchange rate differences for cash and cash equivalents	(4)	(5)	(18)

Increase (decrease) in cash and cash equivalents	175	(1,267)	(1,777)
Cash and cash equivalents at the beginning of the period	617	2,394	2,394

Cash and cash equivalents at the end of the period	$792	$1,127	$617

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. Through its subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), the Company holds two petroleum licenses in the State of Israel, being license No. 378 (“Gabriella”) and license No. 380 (“Yitzhak” and together with the Gabriella license, the “Licenses”). These financial statements have been prepared in a condensed format as of March 31, 2014, for the three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013, and for the year then ended and the accompanying notes.

b.	Significant events during the period

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinqushed the Samuel license to the Ministry of Energy and Water of the State of Israel (“Ministry”), and ceased operations on the Gabriella license. Furthremore, there was nominal exploration activity in the Yitzhak license. During the first quarter of 2014 the Company focused on further reducing its liabilities and seeking additional finnaicng opportunities

On February 16, 2014, the Ministry published new guidelines in respect of security guarantee payments (“Security Deposits”) for all offshore petroleum licenses, requiring each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. The deadline for payment has subsequently been extended to July 31, 2014. As of the date of the approval of these financial statements, the Company does not have sufficient funds to make its pro rata share of the Security Deposits. The Company is currently examining the consequences of the above mentioned guidelines on the Company’s operations. Should the consortium on each of the License fail to meet these requirements, the Ministry will view such failure as a default and will have the right to retract the Licenses that are in default .

As of the date of the approval of these financial statements, Adira Israel has settled most of the amounts owed as of March 31, 2014, to its creditors. A claim was raised against Adira Israel by one of its creditors in the approximate amount of $750 with respect to payments made to other creditors. While the Company has rejected this these allegations, the Company is currently negotiating a settlement agreement regarding this claim. The Company is unable to estimate the final outcome of this claim and whether it will result in any liability in 2014.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Financial position:

As reflected in the consolidated financial statements, as of March 31, 2014, the Company had an accumulated deficit of $34,194 . The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	EXPLORATION AND EVALUATION ASSETS

The Company's accounts reflect only its proportionate interests in its oil and gas activities. The following is a summary of the Company’s exploration and evaluation assets:

Oil and Gas
Licenses

Balance as of January 1, 2013	$5,887
Net additions	2,516
Impairment of exploration and evaluation assets	(2,041)

Balance as of March 31, 2013 (unaudited)	$6,362

Balance as of January 1, 2014	$-
Net additions	-
Reclassification to Other receivables and prepaid expenses	-
Impairment of exploration and evaluation assets	-
Balance as of March 31, 2014 (unaudited)
$-

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4: -	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended March 31, 2014, was as follows:

	Number of
	options	Weighted average
	outstanding	exercise price

Balance at December 31, 2013 (audited)	3,292,665	1.09
Options forfeited	(450,000)	1.23

Balance at March 31, 2014 (unaudited)	2,842,665	1.08

The following table summarizes information about stock options outstanding and exercisable as of March 31, 214 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.87	$0.75	569,333	569,333	0.39
September 23, 2009	September 23, 2014	$0.66	$0.75	133,333	133,333	0.48
January 28, 2010	January 27, 2015	$1.68	$1.83	290,000	290,000	0.83
July 22, 2010	July 21, 2015	$0.75	$1.83	83,333	83,333	1.31
January 11, 2011	January 10, 2016	$1.98	$2.40	350,000	262,500	1.78
March 18, 2011	March 17, 2016	$1.77	$2.40	33,333	25,000	1.96
May 3, 2011	May 2, 2016	$1.56	$1.80	83,333	52,083	2.09
December 1, 2011	November 30, 2016	$0.66	$1.50	43,333	25,208	2.67
August 22, 2012	August 21, 2017	$0.21	$0.60	1,256,667	837,778	3.39

				2,842,665	2,278,569

*)	The exercise price of all options granted from 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2014.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	EQUITY (Cont.)

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of March 31, 2014 (unaudited):

		Grant date	Exercise		Number of
Issue date	Expiry date	fair value	price		warrants *)

August 9, 2012	August 9, 2015	$0.07	$0.20**	)	79,012,640
August 9, 2012	August 9, 2014	$0.07	$0.14**	)	3,353,000

					82,365,640

*)	Following the share ccnsolidation in 2013, every three previously issued warrants will be convertible into one Common Share of the Company (see Note 14b(iii) of the annual financinal statements).

**)	The exercise price of warrants granted in 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2014.

The weighted average exercise price of the outstanding warrants as of March 31, 2014, is $0.19.

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